FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 23, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 23, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued -  Tuesday 23 November 2004, London


GLAXOSMITHKLINE REVIEWS NOVEL THERAPEUTICS FOR CNS DISORDERS AND CONFIRMS
                        STRONG PIPELINE MOMENTUM


Today GlaxoSmithKline plc (GSK) gave investors and financial analysts an update on its compounds in development to treat Central Nervous System disorders, a therapy area that represents approximately 20% of the company's total R&D pipeline. The CNS seminar represents the first in a series of key therapy area updates that GSK will conduct once or twice a year to provide an in-depth look at segments of its research portfolio.

Separately, the company also issued today an updated listing of all compounds in its clinical research pipeline, which is available on the company's website, www.gsk.com.

                           CNS Therapy Area Highlights

o GSK's broad CNS research portfolio offers the opportunity to provide significant patient benefit in a range of painful and debilitating disorders for which current therapy is often inadequate.

-- New compounds have significant potential to fight neurodegenerative and psychiatric diseases, including the first oral integrin antagonist for multiple sclerosis, novel treatments for Alzheimer's disease and schizophrenia, and new mechanisms to treat depression and anxiety.

--        `381, a new dual-acting Cox-2 inhibitor, shows significant efficacy in a variety of pain models.

-- Radafaxine (`162) continues in development as a treatment for depression. Based on clinical trial results showing weight loss, GSK now also expects to develop radafaxine for the treatment of obesity.

-- Several key product launches and filings are planned for 2005-2007, including Entereg for Post Operative Ileus; Requip/Adartrel for Restless Leg Syndrome; Trexima, a new combination therapy for migraine; Lamictal for schizophrenia; and Lamictal XR, an improved once-daily formulation.

o GSK's R&D pipeline productivity continues to increase:

-- 148 projects in clinical development, including 90 new chemical entities
(NCEs) - an 80% increase since the merger -- 45 NCEs now in Phase II development, a 41% increase over last year -- 21 NCEs/Vaccines in Phase III/registration, including Allermist, Boniva, Cervarix, lapatinib, Rotarix, and Vesicare.

"Within a growing research pipeline of quality compounds that cross a wide range of disease areas, GlaxoSmithKline is building a strong stable of medicines with significant potential to fight neurodegenerative and psychiatric diseases. With `381, for example, we have a potential best-in-class pain medicine," said Tachi Yamada, Chairman of R&D at GlaxoSmithKline. "Our scientists are developing a new oral treatment for multiple sclerosis, novel treatments for Alzheimer's disease and schizophrenia, and new ways to treat depression and anxiety. Our emerging CNS portfolio could potentially make a huge difference to the lives of millions of patients."



                                      PAIN

                             Dual-acting Cox-2 inhibitor shows strong efficacy
for the treatment of pain.

406381, a new dual-acting Cox-2 inhibitor, is active in pre-clinical models in both inflammatory and neuropathic pain.

In Phase II studies for rheumatoid arthritis and osteoarthritis, `381 had better efficacy in the treatment of pain than placebo. In some pre-determined endpoints involving head-to-head comparisons, `381 was more effective than celecoxib, the current market leader. An initial study in neuropathic pain also suggested efficacy in this difficult-to-treat condition.

In these Phase II studies, the adverse event profile was similar to celecoxib, and the overall safety evaluation supports progression to larger studies of longer duration. The company will meet with regulatory agencies over the next few months to finalise Phase III development plans, and will then have better information on which to project a filing date for the product. GSK believes `381 has the potential to become a class-leading medicine for the treatment of pain.


                             DEPRESSION AND ANXIETY

           Several new medicines to treat depression and anxiety in development.

Radafaxine (353162), a potent metabolite of bupropion, continues in development as a treatment for depression. While results from Phase II clinical trials that evaluated lower doses of radafaxine did not meet primary end points for efficacy, the results of secondary endpoint analysis provide a basis for undertaking further clinical studies at higher doses. The target date for regulatory filing is 2007.

Importantly, in the completed Phase II trials for depression, weight loss was observed in obese individuals after 8 weeks compared to a small weight gain among patients on placebo. On the basis of these data, GSK is now planning to develop this compound for the treatment of obesity.

GSK is also continuing to investigate two novel approaches for the treatment of anxiety and depression. One explores the potential synergistic advantages of combining low doses of 597599, an NK1 antagonist, and a low-dose SSRI in the treatment of anxiety. A second approach focuses on 372475, a first-in-class, potent, and selective serotonin, noradrenaline and dopamine reuptake inhibitor being developed in partnership with NeuroSearch. With this compound, GSK expects significant efficacy in depression with the potential to also improve cognitive function.


                               MULTIPLE SCLEROSIS

            The first oral integrin antagonist in development for MS.

683699, being developed in collaboration with Tanabe, is expected to be the first oral integrin antagonist for the treatment of multiple sclerosis. In a recent study, oral `699 matched the biomarker activity of intravenous Antegren - the latest advance in the treatment of the disease. The compound is in Phase IIb with filing expected in 2008.


                               ALZHEIMER'S DISEASE

       Two novel therapies in development for neurodegenerative diseases.

GSK's 5-HT6 receptor antagonist, 742457, is highly brain penetrant, and has been shown to enhance neurotransmitters and improve learning and memory in pre-clinical models. The compound has recently completed Phase I testing, with Phase II expected to begin in 2005.

GSK is also investigating Avandia for the treatment of Alzheimer's disease in two clinical studies. Evidence suggests that PPARs (peroxisome proliferator activated receptors) play a role in modulating CNS inflammation and glucose metabolism, which may be important in Alzheimer's disease. Data already published supports the concept that Avandia has an effect against Alzheimer's. Therefore, GSK is conducting Phase IIb clinical trials with Avandia for the treatment of Alzheimer's disease, with data from the first study expected in 2005.


                                  SCHIZOPHRENIA

       Talnetant: potential novel treatment with favourable tolerability.

Talnetant is an NK3 antagonist for the treatment of schizophrenia. In Phase II studies, a small subset of patients with high exposures to the compound experienced good efficacy with a benign safety and tolerability profile, including lack of weight gain. A Phase II study is underway with a new formulation that permits higher dosing; data is expected in 2005. Recent data from this subset of patients also suggest that this compound has the potential to deliver a cognitive benefit, which is increasingly recognised as a major disability in schizophrenic patients.


                          2005-2007 CNS PRODUCT FILINGS

In addition to its promising CNS research compounds, GSK also showcased further opportunities for near-term momentum with late-stage assets and currently marketed products:

Lamictal: Having seen encouraging results in preliminary efficacy studies, GSK is initiating a Phase III development programmeme for Lamictal for adjunctive treatment of schizophrenia. In addition, Lamictal for the acute treatment of bipolar disorder is expected to be filed in 2006. Lamictal XR, an improved once-daily formulation, will also be filed for treatment of epilepsy in 2006, and in 2007 for adjunctive treatment of schizophrenia and diabetic neuropathy.

Entereg: Currently physicians lack treatments for post operative ileus (POI), a bowel impairment occurring after abdominal and other surgery that can be a major contributing factor to patient discomfort (including nausea, vomiting, bloating and constipation). POI can often prolong hospital stays, and may pose additional costs to payers. Entereg (alvimopan) has been shown to accelerate gastrointestinal (GI) recovery following abdominal surgery, allowing patients to be ready to leave hospital sooner. The FDA has accepted for review an NDA for Entereg in the management of POI. The FDA action date is April 25, 2005.

Entereg also appears to reduce the lower GI side effects of opioids without interfering with the analgesic effects on the central nervous system. In clinical trials, Adolor and GSK are studying Entereg for opioid-induced bowel dysfunction - the constipation and the associated symptoms of chronic opioid use
- as well as chronic constipation. Phase IIb studies are ongoing, and NDA submissions are targeted for 2007.

Trexima for Migraine: Developed in collaboration with Pozen, Trexima, an innovative formulation combining the active ingredient in Imitrex - the current market leader - and naproxen sodium, is expected to provide superior efficacy compared to each of the individual components alone. In a Phase II trial, the combination of Imitrex and naproxen sodium relieved pain more effectively than either agent administered alone, both at the 2-hour time point, and on a sustained basis from 2-24 hours. Filing is expected in 2H2005.

Requip/Adartrel in Restless Leg Syndrome (RLS): RLS is the third most common cause of sleep disturbance. Treatment often focuses on symptom control, rather than on the underlying condition; 50% of patients on medication are not treated effectively. Phase III clinical data show that Requip/Adartrel reduced leg movements and improved outcome measures like sleep and quality of life, in some cases within one week of treatment. Requip/Adartrel was approved in France in July 2004; GSK expects to gain US approval for the treatment of RLS in 1H2005.




GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at gsk.com.


Enquiries:

UK Media enquiries:                     Philip Thomson           (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                     Nancy Pekarek            (215) 751 7709
                                        Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542

US Analyst/ Investor enquiries:         Frank Murdolo            (215) 751 7002
                                        Tom Curry                (215) 751 5419


Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement and the Meeting presentation materials to which it relates, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the GlaxoSmithKline Annual Report on Form 20-F for 2003.


Without limiting the foregoing, this Announcement and the Meeting presentation materials to which it relates contain forward-looking statements regarding ongoing drug discovery and development activities, the progress of which depends in significant part on factors not fully within the Group's control, including but not limited to the pace of clinical trial enrolment, the nature of the results of pending and prospective preclinical and clinical trials, the resolution of any unusual difficulties with drug formulation or manufacturing, the outcome of review by regulatory authorities, changes in the prevailing legal/regulatory climate, and the like. The Group's current expectations and other information included in this Announcement and the related Meeting presentation materials reflect data currently in hand, which may be preliminary in nature, whereas the ultimate progress of investigational drugs through remaining stages of development to regulatory submission, regulatory approval, and commercialisation may differ materially, given inherent risks and uncertainties.

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Antegren, a trade mark of Elan Pharmaceuticals; Entereg, a trade mark of Adolor Corporation; Vesicare, a trade mark of Yamanouchi Pharmaceutical Co. Ltd.; and Boniva, a trade mark of F. Hoffmann-LaRoche Ltd; which are used under licence by the Group.